Cantabio Pharmaceuticals Inc.

June 13, 2017

Suzanne Hayes
Joseph McCann
Jeffery Gabor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720
Mail Stop 4546

Via EDGAR

Re:            Cantabio Pharmaceuticals Inc.
Registration Statement on Form S-1
Filed March 1, 2017
File No. 333-217749

Dear Ms. Hayes, Mr. McCann and Mr. Gabor:

This letter is in response to your letter of June 1, 2017 in which you provided comments on the Registration Statement on Form S-1 (the “Initial Registration Statement”) of Cantabio Pharmaceuticals Inc. (the “Company”).  We set forth below in bold and italics the comments in your letter followed by our responses to each comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning given to them in the Registration Statement.
1. We note your response to prior comment 7; however, the response does not address Article 2 of the Security Agreement. In this regard, please tell us whether the security interest granted under section 2.1(a) remains in force until performance in full of the Obligations, including repayment of all debt owed under the secured convertible debenture.

Section 2.1(a) of the Security Agreement, dated January 25, 2017, with the selling stockholder (the “Security Agreement”) grants a security interest in the Collateral (as defined therein) until the payment or performance in full of the Obligations (as defined therein and which term includes the Convertible Debentures).

The Security Agreement continues, however, to set out two scenarios under which the security interest may terminate prior to performance in full of the Obligations.  One scenario depends on the market price of the common stock being above the Floor Price for 20 consecutive Trading Days at the time the registration statement being effective.  Section 8.6 of the Security Agreement states that the security interest remains in full force and effect until the earlier of the satisfaction in full of the Obligations or

“the satisfaction of both of the following at the same time (y) the Issuer’s Registration Statement with respect to the shares in respect of the Convertible Debentures issued in connection with the Purchase Agreement is effective and (z) the closing price of the common stock of the Issuer is greater than the Floor Price (as defined in the Convertible Debentures) for a period of 20 consecutive Trading Days . . . .”

The other scenario depends on the market price of the common stock being above the Floor Price for 20 consecutive Trading Days at any time after the registration statement has been declared effective. Section 8.6 also sets out:

“If the Issuer’s Registration Statement with respect to the shares in respect of the Convertible Debentures issued in connection with the Purchase Agreement [is] declared effective, but the closing price of the common stock of the Issuer [is] not be greater than the Floor Price, then the security shall remain in place until such time that the Floor price has been met for 20 consecutive Trading Days, at which time it will terminate.”

2. We acknowledge your response to prior comment 14. It is unclear from your response why it was considered appropriate to present $600,000 cash received from share subscriptions during the period ended March 31, 2016 on your consolidated statements of cash flows when your response suggests that you only received subscriptions for $500,000 from a syndicate and are yet to receive the promised funding. If the amount for the subscription was not received, tell us why the subscription receivable is not recorded as a contra-equity accounting. Refer to Staff Accounting Bulletin 4:B. Please clarify in your response and reference for us the applicable accounting literature that supports your presentation and accounting. Provide us the journal entries you used to record the transactions.

We received all of the $600,000 that we reported as cash received from share subscriptions during the year ended March 31, 2016 as follows:

(i)	$100,000 from an investor on August 18, 2015. We attach as Exhibit A to this letter an excerpt from the journal entries recording this transaction.

(ii)
$500,000 pursuant to a memorandum of understanding signed on April 12, 2015 and further memorialized in a subscription agreement dated October 31, 2015 (the “Syndicate Subscription Agreement”).  The $500,000 was received on the following dates: (i) $50,000 on April 27, 2015, (ii) $50,000 on July 17, 2015, (iii) $50,000 on August 19, 2015, (iv) $50,000 on October 29, 2015, (v) $150,000 on December 22, 2015 and (vi) $150,000 on February 16, 2016. We attach as Exhibit B to this letter an excerpt from the journal entries recording the transactions.

The Syndicate Subscription Agreement required that the syndicate invest a total of $1,500,000.  The promised funding that we never received under the Syndicate Subscription Agreement is the remaining $500,000 that is still due thereunder.

3. You state in Note 7 on page F-18 that the floor price of the conversion of the notes is $0.10 which conflicts with the disclosure on page 17 which states that in no event will the conversion price be less than $0.05. Please revise throughout the filing to clarify.

The statements that your reference are both accurate as of the time that they were made. We note that we published our unaudited financial statements for the nine-month period ended December 31, 2016 (the “Unaudited Financial Statements”) in our quarterly report on Form 10-Q on February 10, 2017.  Note 7, entitled “Subsequent Events”, contained the statement that the convertible debentures that were issued (and were to be issued) pursuant to a securities purchase agreement had (and would have) a floor price of $0.10.  At the time that we published the Unaudited Financial Statements, that statement was accurate.

On May 3, 3017, over two months from the date we published the Unaudited Financial Statements, we amended the securities purchase agreement (and the note that had been issued under the original agreement) to lower the floor price to $0.05.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the New Registration Statement, (ii) comments from the staff  of the Commission does not foreclose the Commission from taking any action with respect to the New Registration Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Thomas Roger Sawyer
Chief Operating Officer

EXHIBIT A The investment of $600,000 was received from two separate investors as detailed below:

Journal Entries relating to Investment From Syndicate
These journal entries relate to investments from a syndicate originally under an MOU and later formally agreed under an agreement dated Oct 20, 2015
This agreement provided for $1,500,000 of investment of which $1,000,000 has been advanced, detailed below.
There is a small additional investment of $60,000 on 8 Jun 2016 under a separate agreement with the same syndicate of investors.
Date	Account	Dr	Cr

04/27/2015	Cash	50,000.00
04/27/2015	Shares to be Issued		50,000.00

07/17/2015	Cash	50,000.00
07/17/2015	Shares to be Issued		50,000.00

08/19/2015	Cash	50,000.00
08/19/2015	Shares to be Issued		50,000.00

10/29/2015	Cash	50,000.00
10/29/2015	Shares to be Issued		50,000.00

12/22/2015	Cash	150,000.00
12/22/2015	Shares to be Issued		150,000.00

02/16/2016	Cash	150,000.00
02/16/2016	Shares to be Issued		150,000.00	Tranche 1 Complete

05/27/2016	Cash	75,000.00
05/27/2016	Shares to be Issued		75,000.00

06/02/2016	Cash	75,000.00
06/02/2016	Shares to be Issued		75,000.00

06/08/2016	Cash	60,000.00
06/08/2016	Shares to be Issued		60,000.00	Additional $60k for IR (separate agreement)

06/21/2016	Cash	175,000.00
06/21/2016	Shares to be Issued		175,000.00

07/11/2016	Cash	100,000.00
07/11/2016	Shares to be Issued		100,000.00

10/17/2016	Cash	75,000.00
10/17/2016	Shares to be Issued		75,000.00	Tranche 2 Complete

TOTAL		$1,060,000.00	$1,060,000.00

Journal Entries relating to Investment From a Private Individual
These journal entries relate to investments from a private individual, Mr Max Zhu, under an agreement dated July 21, 2015.
The funds were advanced under this agreement on Aug 18, 2015, and accounted for as "Shares to be Issued"
The shares were subsequently issued on Feb 26, 2016 and accounted for as Common Stock / APIC as detailed below.

08/18/2015	Cash	100,000.00
08/18/2015	Shares to be Issued		100,000.00

02/26/2016	Shares to be Issued	100,000.00
02/26/2016	APIC		99,324.32
02/26/2016	Common Stock		675.68